CERTIFICATE OF NOTIFICATION

                                    filed by

                      THE SOUTHERN COMPANY and Subsidiaries


Pursuant to the orders of the SEC dated June 30, 2004 and July 23, 2004, in the matter of File No. 70-10186.

The above named companies HEREBY CERTIFY to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1, as amended, and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceedings referenced above. All capitalized terms used herein and not defined herein shall have the definitions assigned to them in the statements on Form U-1 referenced above. Such information, as of June 30, 2005, is as follows:

1(a). Common Stock (excluding shares issued to the Plans), Preferred Securities, Preferred Stock or Equity-linked Securities issued during the quarter pursuant to this authority:

Type Security Number of Shares Purchase Price Per Market Price Per Share at the
                                      Share         Date of Purchase Agreement
------------- ---------------- ------------------ -----------------------------

                                   None issued

1(b).    Cumulative  amount of Common Stock  (excluding  shares  issued to the
         Plans),   Preferred  Securities,   Preferred  Stock  or  Equity-linked
         Securities issued pursuant to this authority:

                     Type Security                Cumulative Amount Issued
         ------------------------------------ ------------------------------
         Common Stock                                       0
         Preferred Securities                               0
         Preferred Stock                                    0
         Equity-linked Securities                           0

2(a).    Long-term Debt issued during the quarter pursuant to this authority:

         None issued

2(b).    Cumulative amount of Long-term Debt issued pursuant to this authority:

         None issued

3. Short-term and Term Loan Notes and Commercial Paper outstanding at June 30, 2005:

         $220,500,928 issued by Southern.

4.       Use of proceeds for the securities issued in items 1, 2 and 3 above:

         The proceeds were used for working capital purposes.

5. Capitalization ratios of Southern as of June 30, 2005 including the dollar and percentage components of the capital structure on a consolidated basis, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs:


                    Capitalization and Capitalization Ratios
                                at June 30, 2005
                          (Includes Amounts Due Within
                           One Year & Short-Term Debt)

                               (In Thousands)           %
                               --------------         -----
         Common Equity          $10,549,438            40.7
         Preferred Stock            560,442             2.2
         Debt                    14,794,428            57.1
                                -----------           -----
              Total             $25,904,308           100.0
                                ===========           =====

6.       The market-to-book ratio of Southern Common Stock at June 30, 2005:

         245 percent.

7. Shares of Common Stock issued under any of the Plans during the quarter ended June 30, 2005 and the cumulative number of shares issued since June 30, 2004:

         Plan                      Shares issued      Total shares issued since
                              4/01/05 through 6/30/05          6/30/04
----------------------------- ----------------------- -------------------------
Southern Investment Plan             1,250,363                5,346,208
Employee Savings Plan                1,683,848                7,508,186
Employee Stock Ownership Plan           78,866                  558,883
----------------------------- ----------------------- -------------------------
     Total                           3,013,077               13,413,277

8. Consolidated balance sheets as of June 30, 2005 of Southern and Capital Funding (if either are engaged in any financings pursuant to the authority granted in the application during the quarter):

         Southern:

         See Southern's Form 10-Q for the quarter ended June 30, 2005, File No. 1-3526.

         Capital Funding:

         Not applicable.

9. If a guaranty is issued during the quarter that was authorized pursuant to the order, give the following information:

         Name of Guarantor   Name of Beneficiary   Amount   Terms and Purpose
         -----------------   -------------------   ------   -----------------
                                   None Issued

10. If Common Stock is transferred during the quarter to the seller of securities of a company being acquired, give the following information:

         Company   Number of Shares   Value per Share   Are Shares Restricted
                        Issued
         -------   ----------------   ---------------   ---------------------
                                None Transferred

11. Information on significant variable interest entities where Southern is not the primary beneficiary, formed with any financing proceeds pursuant to the orders issued in this proceeding, including a description of any financing transactions conducted during the quarter ended June 30, 2005 that were used to fund such variable interest entities and a description of the accounting for such transactions under FASB Interpretation 46R:

         None

12. Registration Statements filed under the Securities Act of 1933 relating to securities authorized in this proceeding filed during the quarter ended June 30, 2005:

         None

                                    SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.


Dated: August 3, 2005             THE SOUTHERN COMPANY



                                  By: /s/Patricia L. Roberts
                                        Patricia L. Roberts
                                        Assistant Secretary


                                  ALABAMA POWER COMPANY
                                  GEORGIA POWER COMPANY
                                  GULF POWER COMPANY
                                  MISSISSIPPI POWER COMPANY
                                  SAVANNAH ELECTRIC AND POWER COMPANY
                                  SOUTHERN COMPANY CAPITAL FUNDING, INC.
                                  SOUTHERN COMPANY SERVICES, INC.
                                  SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                  By: /s/Wayne Boston
                                        Wayne Boston
                                     Assistant Secretary


                                  SOUTHERN COMMUNICATIONS SERVICES, INC.
                                  SOUTHERN COMPANY ENERGY SOLUTIONS, LLC



                                  By: /s/Patricia L. Roberts
                                        Patricia L. Roberts
                                            Secretary